FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of November

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")
            Interim Results for the six months to 30 September 2004


Interim results to 30 September 2004

Waterford Wedgwood, the luxury lifestyle group, today reports a pre-tax profit of EUR8.9 million for the six months to 30 September 2004, compared with a loss before tax of EUR44.8 million for the same period in 2003. This pre-tax profit includes an exceptional profit of EUR103.2 million from the sale of All-Clad, the US-based premium cookware business. Operating loss for the period was EUR21.4 million compared with a EUR4.2 million profit for the same period in 2003.

Highlights

  - Net debt is EUR280.7 million, down from EUR429.9 million at 30 September 2003. The All-Clad proceeds substantially reduced long-term debt and facilitated ongoing balance sheet restructuring

  - As announced on 21 October 2004, sales for the six months to September 30 were EUR356.0 million. On a like-for-like basis (adjusted for the All-Clad disposal and currency movements), this was 5% down on 2003

  - Reported sales (including All-Clad and at actual exchange rates) fell more sharply, from EUR405.8 million to EUR356.0 million

  - The changes outlined in our Plan for Growth in June are in progress. These interim results include a charge of EUR25.3 million for working capital reduction programme. Substantial inventory reduction is currently being implemented. Price increases have been announced in major markets, to be implemented in the first quarter of calendar 2005

  - Current trading remains very challenging. October sales were 10% down on the same period last year on a like-for-like basis (excluding All-Clad and currency movements) although indications on trading in November suggest some improvement

Royal Doulton Update

  - Discussions with Royal Doulton about a possible recommended offer are progressing. There can be no certainty that a formal offer will be made

  - A circular will be issued to shareholders shortly to convene an extraordinary general meeting at which various shareholder approvals will be sought. These approvals are required for the purpose of the proposed underwritten Rights Issue announced on 21 October


Redmond O'Donoghue, Group Chief Executive, commented:

"As previously advised, although market share was maintained, sales in the six months were disappointing. Our Group and our industry continue to face challenging times.

"While we enjoy market-leading positions in each of our product areas, we accept that these results are not good enough. We have considerably strengthened senior management and mapped out our Plan for Growth. We are committed to implementing this strategy as quickly as possible.

"A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs, as well as providing further synergistic benefits. Evaluation of the possible offer for Royal Doulton, announced at our AGM on 21st October 2004, is progressing. Consistent with this, the posting of the shareholder circular is a tangible step forward.

"Current trading remains difficult. However, indications on trading in November suggest some improvement."


Enquiries:

Waterford Wedgwood                                         +353 1 4781 855
Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Powerscourt (UK/International media)                       +44 207 236 5615
Rory Godson                                                +44 7909 926 020

Dennehy Associates (Ireland)                               +353 1 676 4733
Michael Dennehy                                            +353 87 2556923

College Hill (Investor Relations)                          +44 207 457 2020
Kate Pope                                                  +44 7798 843276
Mark Garraway                                              +44 7771 860938




                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")
                          Chief Executive's Statement

At this stage last year, we reported some signs of improvement. Unfortunately, the improvements proved to be a temporary respite and the six months to 30 September 2004 have been very difficult, illuminated only by the sale of All-Clad, our US premium cookware business, for a very favourable price, and by our negotiation of a new bank lending facility with more flexible terms.

As announced on 21 October 2004, total sales for the six months to 30 September 2004 were EUR356.0 million, down 5% on a like-for-like basis (at constant currency and excluding All-Clad). At actual exchange rate and including All-Clad, sales were down 12% from EUR405.8 million. Sales were lower for a number of reasons including reduced revenues from the United States due to the weakness of the US Dollar and a softening of customer demand in the core markets of the UK and the US. Weaker demand was experienced across the industry.

Although we benefited from reduced costs in the period, these reductions were not enough to shield us from the impact of lower sales revenues and the falling value of the US Dollar. Operating profit of EUR4.2 million in the same period last year thus became an operating loss of EUR21.4 million in the period under review.

Financing costs were EUR43.8 million, up from EUR12.9 million. This was largely due to a series of one-off payments relating to the new financing arrangements put in place during the half-year. EUR13.7 million was written off for the costs of previous refinancing. In addition, there were EUR5.8 million of makewhole payments to holders of Private Placement Notes, EUR4 million of fees to our former bank syndicate and EUR2.7 million of amortisation of the previously-incurred financing costs. The balance was due to interest payments.

In addition to these non-recurring financing charges, we have implemented certain strategic decisions that have impacted these half-year results, such as inventory reduction charges, the cost of downtime at our manufacturing plants and a decision to exit certain retail channels in the United States incompatible with our brands' image. We feel that these strategic decisions will be of benefit going forward.

The sale of All-Clad for $250 million cash (EUR206 million) and the resultant gain enabled the Group to return to profitability despite losses at an operating level. The gain on the All-Clad disposal was EUR103.2 million which helped to mitigate the effects of the substantial financing-related charges, further dollar weakness and the charge of EUR25.3 million to our profit and loss account caused by our programme to reduce working capital. The net effect was to turn the operating loss into a pre-tax profit of EUR8.9 million compared with a pre-tax loss of EUR44.8 million a year earlier.

Trading since the end of the half-year has continued to be difficult. Sales in October were down 10% on the same period last year on a like-for-like basis (excluding All-Clad and currency movements), although indications on trading in November suggest some improvement.

As outlined in June, we are implementing a six-point Plan for Growth, which is intended to substantially reduce costs, improve margins and restore our Group to operating profitability and long-term growth. For example, we have already reduced our Stock Keeping Units ('SKUs') by 40%, thereby reducing our working capital requirement, and have announced price increases in major markets, to be implemented in the first quarter of calendar 2005.

The possible recommended offer for Royal Doulton is a very attractive prospect which we believe would contribute to the consolidation of the ceramics industry. These discussions are progressing and we will issue further updates in due course; however, there can be no certainty that a formal offer will be made. A circular will be issued shortly to convene an extraordinary general meeting at which independent shareholder approval will be sought for a waiver under Rule 9 of the Irish Takeover Rules which has been granted by the Irish Takeover Panel; additionally, shareholder approval will be sought for an increase in authorised share capital and renewal of various allotment authorities, each for the purposes of the proposed Rights Issue.

Despite current difficulties, we remain confident of the long-term prospects of this business for the following reasons:

     - We have world-leading brands with strong market positions in some of the world's leading economies including the US, Japan and the UK

     - Those brands are in remarkably good shape and continue to enjoy premium pricing

     - Our plants are world-class and have had huge capital and state-of-the-art restructuring investment (c. EUR300 million) in recent years. Our incremental unit costs are comparable to China, resulting in a direct benefit to the bottom line from any growth in sales

     - The All-Clad experience demonstrates how we can transfer our marketing skills to new product areas

     - Our strong designer alliances (e.g. Vera Wang, John Rocha, Jasper Conran) remain an important and growing part of our business


Sector Overview

Crystal
The Group's crystal brands recorded sales of EUR120.8 million (2003: EUR135.4 million), down 7.1% at constant exchange rates (10.8% at prevailing rates), mainly due to continued weaker trading for Waterford Crystal in the United States. Crystal sales in most other territories including Ireland, the UK and mainland Europe maintained or improved on the same period last year. To address this, John Foley, chief executive of Waterford Crystal, has been given the added responsibility for the Waterford business in the United States and is now based in this important market, from which he is giving renewed focus and energy to Waterford's worldwide business. In October, we launched a new range, Black by John Rocha. The alliance with John Rocha has been successful for a number of years.

Ceramics
Sales of ceramic products were EUR158.4 million (2003: EUR170.3 million), down 7.1% at constant exchange rates (7.0% at prevailing rates) due to continuing market softness in the US and UK. More encouragingly, sales in the important Japanese market remained level. A number of new ranges will be presented to the market in the near future.

Other products
Our other products sales were EUR52.6 million (2003: EUR55.6 million), up 0.4% at constant exchange rates (down 5.4% at prevailing rates). This segment includes Spring, our Swiss-based premium cookware company, which enjoyed growth of 19%.


Plan for Growth

In June, we announced our six point Plan for Growth, the key strategy to return your group to financial health. We have made progress under each of the headings:

   - Sale of All-Clad

     All-Clad has been sold for an attractive price; this has facilitated our actions to reduce working capital.

   - Working Capital

     The business uses too much working capital. This is being reduced, principally through a reduction in inventory. We have introduced short-time working throughout our manufacturing operations. This has reduced our cash costs and is helping to lower inventory.

   - Marketing Spend

     We are committed to increased marketing expenditure over the next two years in order to drive revenue growth, notwithstanding the current difficulties of the business.

   - Marketing Initiatives

     Waterford, Wedgwood and Rosenthal are each developing a set of exciting marketing initiatives to be introduced next year. These are expected to contribute to sales growth in fiscal 2006 and beyond. Black by John Rocha has been launched to encouraging indications.

   - Increased Factory Utilisation

     Over the past seven years, we have invested about EUR300 million in technology and rationalisation of plants. This gives us low incremental unit costs. A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs.

   - Strengthened Management:

     During the period, Peter Cameron was appointed Chief Operating Officer, Paul D'Alton was appointed Chief Financial Officer and John Foley, who was given worldwide responsibility for Waterford Crystal, has relocated to the US, our most important market.

                                                              Redmond O'Donoghue
                                                           Group Chief Executive
                                                                19 November 2004




                             Waterford Wedgwood plc
                      ("Waterford Wedgwood" or "the Group")

                      Consolidated Profit and Loss Account



                                                         6 months ended
                                                           (unaudited)
                                                 30 September     30 September
                                          Note           2004             2003

                                                         EURm             EURm
Sales by category
Crystal                                                 120.8            135.4
Ceramics                                                158.4            170.3
Other products                                           52.6             55.6
                                                    -----------      -----------

Total sales - continuing operations                     331.8            361.3
Discontinued operations                                  24.2             44.5
                                                    -----------      -----------
Total Group sales                                       356.0            405.8
                                                    ===========      ===========

Group operating loss - continuing
operations                                              (23.7)            (1.8)
Discontinued operations                                   2.3              6.0
                                                    -----------      -----------
Total Group operating (loss)/profit                     (21.4)             4.2
Profit on sale of All Clad business                     103.2                -
Loss relating to working capital
reduction                                               (25.3)               -
programme
Loss relating to restructuring and
severance cost                                           (3.2)           (32.7)
Profit on sale of fixed assets                            2.1                -
Goodwill amortisation                        5           (2.7)            (3.4)
                                                    -----------      -----------

Group profit/(loss) before financing                     52.7            (31.9)
costs
Financing costs                              3          (43.8)           (12.9)
                                                    -----------      -----------

Profit/(loss) on ordinary activities
before taxation                                           8.9            (44.8)
Taxation on profit/ (loss) on ordinary
activities                                               (0.7)             1.7
                                                    -----------      -----------

Profit/ (loss) on ordinary activities
after taxation                                            8.2            (43.1)
Minority interests                                       (0.6)             0.4
                                                    -----------      -----------

Retained profit/ (loss) for the period                    7.6            (42.7)
                                                    -----------      -----------
Loss per ordinary share before goodwill
amortisation and exceptional items           4        (4.71c)          (0.79c)
(cents)

Earnings/ (loss) per ordinary share
(cents)                                      4          0.76c          (5.15c)

Diluted earnings/ (loss) per ordinary                   0.76c          (5.15c)
share (cents)



                             Waterford Wedgwood plc
                      ("Waterford Wedgwood" or "the Group")

                           Consolidated Balance Sheet



                                                             As at
                                                          (unaudited)
                                                 30 September     30 September
                                                         2004             2003
                                          Note           EURm             EURm

Fixed assets
Intangible assets                            5           42.1            106.5
Tangible assets                                         183.0            207.9
Financial assets                                         14.5             14.8
                                                    -----------      -----------
                                                        239.6            329.2
                                                    ===========      ===========

Current assets
Stocks                                                  289.0            307.2
Debtors                                                 152.0            193.2
Cash and deposits                                        26.6             32.3
                                                    -----------      -----------
                                                        467.6            532.7
Creditors (amounts falling due within
one
year)                                                  (160.8)          (201.6)
Bank loans and overdrafts                                   -            (49.4)
                                                    -----------      -----------
Net current assets                                      306.8            281.7
                                                    -----------      -----------
Total assets less current liabilities                   546.4            610.9
Creditors (long and medium debt)                       (307.3)          (412.8)
Other long term creditors                               (37.3)           (36.2)
Provisions for liabilities and charges                   (1.2)            (1.1)
                                                    -----------      -----------
                                                        200.6            160.8
                                                    ===========      ===========

Capital and reserves
Called up share capital                                  73.5             57.2
Share premium account                                   213.7            194.3
Revaluation reserve                                       7.2              9.3
Profit and loss account                                (100.6)          (106.3)
Capital conversion reserve fund                           2.6              2.6
                                                    -----------      -----------
Shareholders' funds - equity interests                  196.4            157.1
Minority interests - equity interests                     4.2              3.7
                                                    -----------      -----------
                                                        200.6            160.8
                                                    ===========      ===========



                             Waterford Wedgwood plc
                      ("Waterford Wedgwood" or "the Group")

                             Consolidated Cash Flow




                                                       6 months ended
                                                         (unaudited)
                                             30 September         30 September
                                                     2004                 2003
                                                     EURm                 EURm

Group operating (loss)/ profit                      (21.4)                 4.2
Restructuring spend                                  (9.2)               (11.3)
Depreciation                                         17.7                 18.5
Working capital                                     (29.5)               (52.7)
                                                -----------          -----------
Cashflow from operations                            (42.4)               (41.3)
Financing costs                                     (29.6)               (14.1)
Capital expenditure (net)                            (2.0)               (19.8)
Taxation paid                                        (2.2)                (5.9)
Dividends paid                                          -                 (7.6)
                                                -----------          -----------
Net Group cashflow                                  (76.2)               (88.7)
Exchange                                             (0.1)                15.5
Disposal of All Clad business                       194.9                    -
Amortisation and write-off of financing fees        (16.4)                   -
Opening debt                                       (382.9)              (356.7)
                                                -----------          -----------
Closing debt                                       (280.7)              (429.9)
                                                ===========          ===========



                             Waterford Wedgwood plc
                      ("Waterford Wedgwood" or "the Group")

                Reconciliation of movement in shareholders' funds



                                                      6 months ended
                                                        (unaudited)
                                            30 September          30 September
                                                    2004                  2003
                                                    EURm                  EURm

Profit/ (loss) for the period                        7.6                 (42.7)
Exchange translation effect on net overseas
investments                                         (5.5)                 (1.7)
                                               -----------           -----------
Total recognised gains/(losses) for the
period                                               2.1                 (44.4)
Scrip dividend                                         -                   1.7
Shareholders' funds at beginning of period         194.3                 199.8
                                               -----------           -----------
Shareholders' funds at end of period               196.4                 157.1
                                               ===========           ===========



             Notes to the Interim Consolidated Financial Statements



1.    Basis of Preparation of Unaudited Interim Consolidated Financial
Statements

These unaudited interim consolidated financial statements have been prepared applying the accounting policies described on page 14 of the published accounts for the year ended 31 March 2004.


2.    Exchange Rates

Euro exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:

                               Profit and loss
                                transactions
                               6 months ended              Balance sheet as at
                             30.09.04       30.09.03       30.09.04   30.09.03
U.S. Dollar                     $1.21          $1.13          $1.24      $1.17
Sterling                      GBP0.67        GBP0.70        GBP0.69    GBP0.70
Yen                           Y133.42        Y133.59        Y137.28    Y129.57


3. Financing costs

                                            6 months ended       6 months ended
                                         30 September 2004    30 September 2003
                                                    EURm                 EURm
Interest and related costs                          21.6                 12.9
Amortisation of financing fees                       2.7                    -
Write-off of financing fees                         13.7                    -
Makewhole payments                                   5.8                    -
                                            --------------        -------------
Total financing costs                               43.8                 12.9
                                            --------------        -------------


4. (Loss)/earnings per Ordinary Share

                         6 months ended 30             6 months ended 30
                          September 2004                 September 2003
                    Profit/     No. of      Per   Profit/       No. of     Per
                     (loss)     shares    share    (loss)       shares   share
                       EURm   millions    cents      EURm   millions *   cents
Loss for the
financial period
before goodwill
amortisation and
exceptional items     (47.0)     997.0    (4.71)     (6.6)       829.9   (0.79)
Profit on sale of
All Clad              103.2      997.0    10.34         -            -       -
business
Loss relating to
working capital
reduction programme   (25.3)     997.0    (2.54)        -            -       -
Loss relating to
restructuring and
severance cost         (3.2)     997.0    (0.32)    (32.7)       829.9   (3.95)
Profit on sale of
fixed                   2.1      997.0     0.21         -            -       -
assets
Write off of          (13.7)     997.0    (1.37)        -            -       -
financing fees
Makewhole payments     (5.8)     997.0    (0.58)        -            -       -
Goodwill               (2.7)     997.0    (0.27)     (3.4)       829.9   (0.41)
amortisation
                      -------   -------- --------   -------     -------- -------
Profit/(loss) for
the                     7.6      997.0     0.76     (42.7)       829.9   (5.15)
financial period      =======   ======== ========   =======     ======== =======

*The weighted average number of shares and the earnings per share for the 6 months ended 30 September 2003 have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.


5. Intangible assets - Goodwill

                                                                            EURm
Balance at 31 March 2004                                                 100.4
Goodwill amortisation                                                     (2.7)
Charged to profit on sale of the All Clad business                       (56.6)
Exchange                                                                   1.0
                                                                         -------
Balance at 30 September 2004                                              42.1
                                                                         =======

Goodwill amortisation from continuing operations amounted to EUR1.4 million (30 September 2003: EUR1.4 million) and from discontinued operations amounted to EUR1.3 million (30 September 2003: EUR2.0 million)


6. Restructuring and rationalisation provision

                                                                            EURm
Balance at 31 March 2004                                                   9.3
Charged to the profit and loss account                                     3.2
Utilised                                                                  (9.2)
                                                                         -------
Balance at 30 September 2004                                               3.3
                                                                         =======

7. Net debt

Net debt at 30 September 2004 comprising borrowings less cash and deposits and unamortised debt issue costs amounted to EUR280.7 million (30 September 2003:
EUR429.9 million).


8. Listed investment

The Group holds 21.16% of the issued share capital of Royal Doulton plc. The market value of this investment at 30 September 2004 was EUR7.1 million based on a share price of GBP0.07. The book carrying value at 30 September 2004 was EUR8.8 million.

9. Contingent asset

Under the agreement for the sale of the All-Clad business, the Group may become entitled to an additional contingent consideration dependent upon the final agreed net worth of the All-Clad business at the point of sale.





              Independent review report to Waterford Wedgwood plc


Introduction

We have been instructed by the company to review the financial information set out on pages 6 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Board of Directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers

Chartered Accountants

Dublin

19 November 2004






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:19 November 2004